UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Operating Results for Fiscal Year 2022

On February 7, 2023, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2022. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are subject to change.

1. Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2022	3Q 2022	% Change Increase (Decrease) (Q to Q)	4Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	9,736,823	32,775,837	(70.29)	12,618,343	(22.84)
	Cumulative	88,895,934	79,159,111	—	58,917,647	50.88
Net operating profit	Specified Quarter	537,927	1,598,925	(66.36)	889,540	(39.53)
	Cumulative	5,638,855	5,100,928	—	6,097,617	(7.52)
Profit before income tax	Specified Quarter	407,643	1,711,717	(76.19)	845,184	(51.77)
	Cumulative	5,820,792	5,413,149	—	6,081,606	(4.29)
Profit for the period	Specified Quarter	156,070	1,263,561	(87.65)	586,130	(73.37)
	Cumulative	4,191,736	4,035,666	—	4,384,381	(4.39)
Profit attributable to shareholders of the parent company	Specified Quarter	385,392	1,271,326	(69.69)	637,128	(39.51)
	Cumulative	4,413,327	4,027,935	—	4,409,543	0.09

Note:

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2. Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2022	3Q 2022	% Change Increase (Decrease) (Q to Q)	4Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	3,750,861	20,807,633	(81.97)	5,127,017	(26.84)
	Cumulative	49,436,046	45,685,185	—	26,536,995	86.29
Net operating profit	Specified Quarter	539,767	1,087,614	(50.37)	505,623	6.75
	Cumulative	3,834,989	3,295,222	—	3,513,993	9.13
Profit before income tax	Specified Quarter	495,493	1,083,421	(54.27)	485,831	1.99
	Cumulative	3,809,790	3,314,297	—	3,491,544	9.11
Profit for the period	Specified Quarter	207,142	796,711	(74.00)	338,454	(38.80)
	Cumulative	2,728,307	2,521,165	—	2,538,029	7.50
Profit attributable to shareholders of the parent company	Specified Quarter	445,444	824,131	(45.95)	390,444	14.09
	Cumulative	2,996,015	2,550,571	—	2,590,764	15.64

Note:	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3. Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		4Q 2022	3Q 2022	% Change Increase (Decrease) (Q to Q)	4Q 2021	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	322,974	4,955,499	(93.48)	1,626,032	(80.14)
	Cumulative	14,270,023	13,947,049	—	8,549,550	66.91
Net operating profit	Specified Quarter	(104,282)	112,777	*	91,763	*
	Cumulative	244,995	349,277	—	821,274	(70.17)
Profit before income tax	Specified Quarter	(130,531)	166,273	*	69,979	*
	Cumulative	287,493	418,024	—	818,044	(64.86)
Profit for the period	Specified Quarter	(95,828)	123,051	*	52,843	*
	Cumulative	213,325	309,153	—	600,291	(64.46)
Profit attributable to shareholders of the parent company	Specified Quarter	(96,177)	122,650	*	52,922	*
	Cumulative	212,194	308,371	—	600,439	(64.66)

Notes: 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s earnings conference for fiscal year 2022, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	* indicates that a loss was recorded in the current period compared to a profit in the previous period

Declaration of Cash Dividends by KB Financial Group

On February 7, 2023, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW 1,450 per common share for a total dividend amount of KRW 564,969,785,750, subject to shareholder approval. Such dividend amount does not include the quarterly cash dividends that have already been paid in fiscal year 2022 (three dividend payments each in the amount of KRW 500 per common share for the first, second and third quarters of fiscal year 2022).

The record date is December 31, 2022, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group. The date of the annual meeting of shareholders of KB Financial Group will be decided and made publicly available upon the resolution of the board of directors of KB Financial Group to convene such meeting.

The contents of the above declaration remain subject to change pending the results of the audit by KB Financial Group’s independent auditors and the approval at the annual general meeting of shareholders.

The total number of common shares that are eligible for payment of dividends is 389,634,335 shares.

Declaration of Cash Dividends by Kookmin Bank

On February 6, 2023, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 3,330 per common share for a total dividend amount of KRW 1,346,582,456,280, subject to shareholder approval.

The record date is December 31, 2022, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 23, 2023.

The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending the results of the audit by Kookmin Bank’s independent auditors and the approval at the annual general meeting of shareholders of Kookmin Bank.

Declaration of Cash Dividends by KB Securities

On February 6, 2023, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW 669 per common share (excluding the interim dividend amount of KRW 669 per common share that has already been paid) for a total dividend amount of KRW 200,000,000,000, subject to shareholder approval.

The record date is December 31, 2022, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 23, 2023. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of KB Securities.

The contents of the above declaration remain subject to change pending the results of the audit by KB Securities’ independent auditors and the approval at the annual general meeting of shareholders of KB Securities.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 7, 2023, KB Financial Group reported changes in its revenue and profit as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2022	FY 2021	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	88,895,934,263	58,917,647,675	29,978,286,588	50.88
- Net operating profit	5,638,853,358	6,097,616,990	(458,763,632)	(7.52)
- Profit from continuing operations before income tax	5,820,790,376	6,081,605,899	(260,815,523)	(4.29)
- Profit for the period	4,191,734,702	4,384,381,100	(192,646,398)	(4.39)
Primary reason for the change in revenue/profit	[An increases in interest income as a result of an increase in average balance of loan assets, as well as an increase in interest rates]
Other Financial Data
- Total assets	701,170,848,751	663,895,834,004
- Total liabilities	651,509,438,212	615,601,914,484
- Total equity	49,661,410,538	48,293,919,520
- Capital stock	2,090,557,685	2,090,557,685
- Total equity / Capital stock ratio (%)	2,375.5	2,310.1

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 7, 2023, KB Financial Group reported changes in the revenue and profit of Kookmin Bank as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2022	FY 2021	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	49,436,045,706	26,536,994,799	22,899,050,907	86.3
- Net operating profit	3,834,988,924	3,513,992,882	320,996,042	9.1
- Profit from continuing operations before income tax	3,809,790,245	3,491,543,950	318,246,295	9.1
- Profit for the period	2,728,306,976	2,538,029,053	190,277,923	7.5
Primary reason for the change in revenue/profit	[An increases in interest income as a result of an increase in average balance of loan assets, as well as an increase in interest rates]
Other Financial Data
- Total assets	517,769,511,972	483,564,898,417
- Total liabilities	484,046,253,090	450,675,985,433
- Total equity	33,723,258,882	32,888,912,984
- Capital stock	2,021,895,580	2,021,895,580
- Total equity / Capital stock ratio (%)	1667.9	1626.6

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Financial Group’s independent auditors.
2)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 7, 2023, KB Financial Group reported changes in the revenue and profit of KB Securities as described below.

Key Details (Consolidated)

(Won in thousands)	FY 2022	FY 2021	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	14,270,022,557	8,549,550,499	5,720,472,058	66.91
- Net operating profit	244,995,248	821,274,313	(576,279,065)	(70.17)
- Profit from continuing operations before income tax	287,492,761	818,043,644	(530,550,883)	(64.86)
- Profit for the period	213,324,605	600,291,416	(386,966,811)	(64.46)
Primary reason for the change in revenue/profit	[A decrease in brokerage profit due to a decrease in transaction volume, as well as a decrease in operating income due to a deterioration in market conditions]
Other Financial Data
- Total assets	53,817,409,332	55,430,795,416
- Total liabilities	47,930,121,831	49,995,239,799
- Total equity	5,887,287,501	5,435,555,617
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	394.3	364.0

Note: 1)	The preliminary figures presented above are based on K-IFRS and are subject to change pending the results of the audit by KB Securities’ independent auditors.
2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	“Profit for the period” comprises the total profit for the period, including profit attributable to both controlling interests and non-controlling interests.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 7, 2023	By:	/s/ Scott Y. H. Seo
(Signature)
Name: Scott Y. H. Seo
Title: Senior Executive Vice President and Chief Finance Officer